EXHIBIT 99.1

ADR Ratio Change Effective

July 31, 2025

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

ADR Ratio Change Effective

ADSs Outstanding Post Ratio Change

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announces the previously announced ratio change of its American Depositary Receipts (“ADR”) from one (1) ADR representing ten thousand (10,000) ordinary shares, to the new ratio of one (1) ADR representing one hundred thousand (100,000) ordinary shares (the "Ratio Change"), became effective at the open of business on July 31, 2025 (U.S. Eastern Time).

 For ADR holders, the Ratio Change will have the same effect as a one-for-ten reverse ADR split. The exchange of one new ADR for every ten previously-held ADRs occurred automatically upon effectiveness, with the previously-held ADRs cancelled and the new ADRs issued by JPMorgan Chase Bank, N.A., the depositary bank for the Company’s ADR program.

Total Voting Rights

The number of issued ordinary shares of Biodexa will not be affected by this change. As of the date of this release, the number of issued ordinary shares of the Company is 61,952,308,922. Immediately following the Ratio Change, there were 619,523 ADRs outstanding.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.